Exhibit 99.2

Sohu.com Announces Delivery of A Preliminary Non-binding Proposal to Acquire Changyou.com Limited

BEIJING, September 9, 2019 –Sohu.com Limited (NASDAQ: SOHU) (“Sohu” or the “Company”), China’s leading online media, video, search and gaming business group, today announced that it has submitted to the board of directors of its majority-owned subsidiary Changyou.com Limited (NASDAQ: CYOU) (“Changyou”), a leading online game developer and operator in China, a preliminary non-binding proposal to acquire all of the outstanding Class A ordinary shares of Changyou, including Class A ordinary shares represented by American Depositary Shares (“ADSs”), that are not already owned by Sohu for a purchase price of US$5.00 per Class A ordinary share, or US$10.00 per ADS, in cash. As Sohu holds all of the Class B ordinary shares of Changyou that are currently outstanding, the proposed transaction, if completed, would result in Changyou becoming a privately-held, indirect wholly-owned subsidiary of Sohu, and Changyou’s ADSs would be delisted from the NASDAQ Global Select Market.

The proposed purchase price represents a premium of 69% over the closing price of Changyou’s ADSs on September 6, 2019 and a premium of 57% over the average closing price of Changyou’s ADSs during the last 30 trading days.

As Sohu holds over 90% of the total voting power in Changyou, the proposed acquisition would be in the form of a short-form statutory merger of a newly-formed indirect wholly-owned subsidiary of Sohu with Changyou in accordance with section 233(7) of the Companies Law (as amended) of the Cayman Islands. Sohu has advised Changyou’s board of directors that Sohu is interested only in pursuing the acquisition outlined in its proposal and is not interested in selling its Changyou shares or in participating in any other transaction involving Changyou.

Sohu expects that Changyou’s board of directors will form a special committee composed solely of independent directors to consider Sohu’s proposal with the assistance of an outside financial advisor and legal counsel and to negotiate the proposal on behalf of Changyou.

The proposal indicates that it is Sohu’s preliminary indication of interest and does not contain all matters upon which agreement must be reached in order to consummate the proposed transaction, nor does it create any binding rights or obligations of any person. The parties will be bound only upon the execution of mutually agreeable definitive documentation. Accordingly, there can be no assurance that the proposal made by Sohu will result in completion of the proposed transaction or a similar transaction, or as to the terms upon which any transaction, if a transaction is completed, may occur.

Goulston & Storrs PC is acting as international transaction counsel and U.S. securities counsel, and Conyers Dill & Pearman is acting as Cayman Islands legal counsel to Sohu in connection with the proposal.

Safe Harbor Statement

This press release may contain forward-looking statements. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. There can be no assurance that Sohu will make any definitive offer to Changyou, that any definitive agreement relating to Sohu’s proposal will be entered into between Sohu and Changyou, or that a transaction based on Sohu’s proposal or any other similar transaction will be approved or consummated.

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Additional Information and Where to Find It

This press release is not intended to be a substitute for any transaction statement or other filings that may be made with the Securities and Exchange Commission (the “SEC”).

In connection with its proposal, Sohu intends to file, and expects Changyou to file, relevant materials with the SEC with respect to the proposed transaction, including a plan of merger and a transaction statement on Schedule 13E-3, if an agreement is reached with respect to a negotiated transaction. Changyou shareholders are urged to read all such documents that may be filed with the SEC, including the plan of merger and Sohu’s and Changyou’s transaction statement, if and when they become available, because they will contain important information about the proposed transaction. Sohu’s and Changyou’s shareholders will be able to obtain the documents, if and when they become available, free of charge at the SEC’s web site, http://www.sec.gov, and Changyou’s shareholders will receive information at an appropriate time on how to obtain transaction-related documents, if and when they become available, free of charge from Changyou.

About Sohu.com Limited

Sohu.com Limited (NASDAQ: SOHU) is China’s premier online brand and indispensable to the daily life of millions of Chinese, providing a network of web properties and community based/web 2.0 products which offer the vast Sohu user community a broad array of choices regarding information, entertainment and communication. Sohu has built one of the most comprehensive matrices of Chinese language web properties and proprietary search engines, consisting of the mass portal and leading online media destination www.sohu.com; interactive search engine www.sogou.com; developer and operator of online games www.changyou.com/en/ and online video website tv.sohu.com.

Sohu’s corporate services consist of online brand advertising on Sohu’s matrix of websites as well as bid listing and home page on its in-house developed search directory and engine. Sohu also provides multiple news and information services on mobile platforms, including Sohu News App and the mobile news portal m.sohu.com. Sohu’s online game subsidiary, Changyou.com (NASDAQ: CYOU) develops and operates a diverse portfolio of PC and mobile games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China. Changyou also owns and operates the 17173.com Website, a game information portal in China. Sohu’s online search subsidiary Sogou (NYSE: SOGO) has grown to become the second largest search engine by mobile queries in China. It also owns and operates Sogou Input Method, the largest Chinese language input software. Sohu.com, established by Dr. Charles Zhang, one of China’s internet pioneers, is in its twenty-third year of operation.

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For investor and media inquiries, please contact:

In China:

Ms. Pu Huang
Sohu.com Limited
Tel:	+86 (10) 6272-6645
E-mail:	ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp
Christensen
Tel:	+1 (480) 614-3004
E-mail:	lbergkamp@christensenir.com

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